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                           December 1, 2022

       Alfred P. Poor
       Chief Executive Officer
       Ideanomics, Inc.
       1441 Broadway, Suite 5116
       New York, NY 10018

                                                        Re: Ideanomics, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed November 7,
2022
                                                            File No. 333-267547

       Dear Alfred P. Poor:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 20, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Cover Page

   1. We note your revised disclosure in response to comment 2. Please revise where you discuss Holding Foreign
Companies Accountable Act to also discuss the Accelerating
                                                        Holding Foreign
Companies Accountable Act.
       Control by the Chinese Government, Permission or Approval by the Chinese Government., page
       18

   2. We note your amended disclosure in response to comment 9. Please clearly indicate in your disclosure whether
you relied on an opinion of counsel when determining what
                                                        permissions and
approvals are required in connection with the operation of the PRC
 Alfred P. Poor
Ideanomics, Inc.
December 1, 2022
Page 2
         subsidiaries. Additionally, please disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business.
         Please also discuss the risks related to obtaining/not obtaining required permissions and approvals from Chinese authorities in your Risk Factors section.
Risk Factors Summary
Risk related to our operations in China., page 19

3. We note your response to comment 8 and your revised disclosure that you are not a
         China-based issuer. Such statement does not appear to be consistent with your disclosure that "a significant portion of our current operations is located in mainland China and a significant portion of our revenue is derived from mainland China." Please revise.

         As a related matter, please also revise your disclosure so each summary risk factor related to your operations in China includes a cross-reference to the relevant individual detailed risk factor.
Risks Related to Doing Business in China
In light of recent events indicating greater oversight by the CAC..., page 26

4. We note your amended disclosure in response to comment 13. Please clearly indicate in your disclosure whether you relied on an opinion of counsel when determining whether
         PRC laws and other obligations applied to your business and this offering.
General

5. Please expand your disclosure throughout the registration statement to clarify that the legal and operational risks associated with operating in China also apply to your operations in Hong Kong.
6. We note your revised disclosure in response to comments 3 and 10. Please clarify which entity made the cash transfers discussed.

       As a related matter, we note your disclosure that the company does not have records of cash transfers in and out of the VIEs for the fiscal year 2019 in possession and your response to comment 11 in your letter dated November 7, 2022 that source records from that period were maintained by a third party provider in China with whom you no longer
FirstName LastNameAlfred P. Poor
       continue a service relationship. Please discuss in your risk factors whether and how such
Comapany
       loss NameIdeanomics,
            of records impacts Inc.
                                your business and disclosure, controls and
procedures.
December 1, 2022 Page 2
FirstName LastName
 Alfred P. Poor
FirstName
Ideanomics,LastNameAlfred P. Poor
            Inc.
Comapany1,
December   NameIdeanomics,
             2022          Inc.
December
Page 3    1, 2022 Page 3
FirstName LastName
      Please contact Alyssa Wall at 202-551-8106 or Jennifer L pez Molina at 202-551-
3792 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:      William N. Haddad, Esq.